SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  333-163035

NOTIFICATION OF LATE FILING

     (Check One): |_|| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                             |_| Form N-SAR

                       For Period Ended: September 30, 2010

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s)to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Hyperera, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 2316 S Wentworth Ave

City, state and zip code: Chicago, IL 60616

PART II
RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the  15th  calendar day following the prescribed due date; or  the  subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      Hyperera, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2010 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhi Yong Li  312-842-2288

(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes  |_| No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes  |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hyperera, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 11/15/2010	By:	/s/ Zhi Yong Li
Zhi Yong Li
Chief Executive Officer